

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 1, 2007

Mr. Guenter Thiemann
Chief Financial Officer and Treasurer
Exploration Drilling International Inc.
810 Peace Portal Drive, Suite 212
Blaine, WA 98230

> **Re: Exploration Drilling International Inc.**
> **Form 8-K/A**
> **Filed February 1, 2007**
> **File No. 000-50459**

Dear Mr. Thiemann:

We have reviewed the above noted filing and response letter dated February 1, 2007 and have the following additional comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 8-K/A Filed on February 1, 2007

Exhibit 99.2 – Financial Statements of EDI Exploration Drilling International GmbH

General

1.   Please add a note encompassing all revisions made to your financial statements. Any corrections impacting individual line items should be depicted in a tabular format, with a reconciliation of the previously reported to the restated amounts. Please ensure that you disclose the reasons the earlier presentation or accounting was found to be inconsistent with U.S. GAAP; the nature and extent of the revisions should be clear.

Statement of Cash Flows, page 5

2.   We note your response to prior comment 8, explaining that cash outflows you had reported in the financing section have been recast as operating cash outflows because they represent loans made to your shareholders. Tell us how you came to the view that this presentation is consistent with the guidance in paragraph 17(a) of SFAS 95. If you are unable to support your characterization, further revisions will be necessary.

III. Notes to the Balance Sheet, page 16

Note 5 – Deferred tax assets, page 19

3.   We have read your response to our comment 13, in which you explain that your auditors believed it was more likely than not that you would fully realize your tax benefit in future periods because they assumed, in conducting their audit, that you would continue as a going concern, and that this assumption itself "implies future profits." You also state that because your business plans "call for the realization of profits," your auditors assumed you would recognize the tax benefits in future periods. However, it is not clear from these representations how management evaluated the criteria in paragraphs 20 through 25 of SFAS 109 in deciding that no valuation allowance was necessary.

The analysis required under U.S. GAAP to support a determination that no valuation allowance is necessary generally involves a greater level of rigor than is suggested to have been applied in your response; and management of the company is responsible for completing this analysis. If you are not able to show prior compliance with the guidance in SFAS 109, you will need to restate your prior financial statements.

Further, we note that as of June 30, 2006 you had established a valuation allowance to reduce the deferred tax asset to nil. If you are able to support your earlier recognition of tax assets with no valuation allowance, you should include a discussion within MD&A to address this material change in the allowance for the realization of the deferred tax asset, with mention of the assumptions and environmental factors that necessitated the change. Also disclose how you have reported the change in the valuation allowance in your statements of operations, as would be required under paragraph 26 of SFAS 109.

Auditors' Report, page 25

4.   We note your audit report does not extend audit coverage to the cumulative from inception financial data presented along with your audited financial statements. Please consult with your auditor as to the scope of procedures performed. We would ordinarily expect that the audit would encompass the cumulative data. If the cumulative information has been audited, this should be apparent from the report. Alternatively, if the cumulative information was not subject to audit, you will need to label it as unaudited.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

                                                    Sincerely,

                                                    Karl Hiller
                                                    Branch Chief